UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-38035

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ProPetro Holding Corp.
Full Name of Registrant

Former Name if Applicable

303 W. Wall Street, Suite 102
Address of Principal Executive Office (Street and Number)

Midland, Texas 79701
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

ProPetro Holding Corp. (the “Company”) is unable to file its annual report on Form 10-K (the “Form 10-K”) within the prescribed time period as it is still evaluating a potential deficiency related to management’s assessment of internal controls over financial reporting. Management is undertaking its analysis in evaluating the potential impact on controls and management’s report and our auditors will subsequently undertake their process. The Company does not believe such testing and procedures could have been completed by the prescribed filing date without unreasonable effort or expense. This delay in filing is not the result of any disagreements with our auditors on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	David S. Schorlemer	(432)	688-0012
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the matters discussed in Part III above, the information set forth below remains subject to change in connection with the completion of the Form 10-K and may differ from the results that are ultimately reflected in the financial statements to be included in the Form 10-K when filed.

The Company expects the results of operations for the three months and year ended December 31, 2023, to be consistent with those reported in its earnings press release that is furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on February 21, 2024.

The Company expects to report revenue and net income of approximately $1,630.4 million and $85.6 million, respectively, for the year ended December 31, 2023, as compared to revenue and net income of approximately $1,279.7 million and $2.0 million, respectively, for the year ended December 31, 2022.

The increases were primarily attributable to the increase in our existing and new customers’ activity levels, resulting in higher demand for completion services, and improved pricing.

ProPetro Holding Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 1, 2024	PROPETRO HOLDING CORP.

	By:	/s/ David S. Schorlemer
Name: David S. Schorlemer
Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).